Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

OPTIMISTIC MEDIUM-TERM OUTLOOK AND AGGRESSIVE NEW

DECARBONIZATION GOALS ANNOUNCED AT CEMEX DAY 2022

•	CEMEX sets a new goal of below 430 kg of CO2 per ton of cementitious material for 2030, a more than 47% reduction in emissions[1].

•	CEMEX has increased its 2030 goal for clean energy consumption to 65% from 55% as well as established Scope 3 2030 targets for the first time.

MONTERREY, MEXICO. NOVEMBER 16, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) announced today during its annual investors and analyst day that it expects a promising medium-term outlook for its markets, bolstered by fiscal stimulus packages in the US and Europe related to infrastructure and green spending as countries continue investing in transitioning to a lower-carbon economy. In addition, the company expects significant demand in the Industrial & Commercial sector with onshoring and the redefinition of trade relationships due to supply chain constrains and geopolitical tensions. Mexico, Europe, and the US are particularly well-positioned to take advantage of the reshoring trends. The company also announced aggressive new 2030 decarbonization goals, spurred by record-breaking CO2 reductions in the past two years.

“In the past three years, our business has proven its immense resilience in the face of a global pandemic, historic inflation, and supply chain disruptions,” said CEMEX CEO Fernando González. “I am incredibly proud of how we have navigated the extraordinary developments of the last few years. With the highest inflation in 40 years, we have been successful in recovering costs in dollar terms. In 2023, however, we must develop our pipeline of growth projects while we continue our efforts to recover margins as some cost headwinds, particularly in Europe, are still ahead of us. Our growth, climate action, and digital strategies, coupled with our Urbanization Solutions business will provide a strong base for growth over the medium term.”

CEMEX has weathered inflation with a bold pricing initiative that has more than offset inflationary costs in dollar terms, but high inflation and supply chain headwinds have delayed its ability to regain margins. In the US, the Infrastructure Investment and Jobs Act includes $110 billion dollars of incremental spending for highways and streets, the most cement-intensive portion of infrastructure. In Europe, the €750 billion from the Recovery Fund to invest in green technologies, clean energy and transportation, renovating buildings, and upgrading digital infrastructure, is expected to also be an important driver for building materials. In Mexico, the onshoring phenomenon is expected to drive demand for manufacturing and industrial construction in the medium-term.

[1]	Net emission vs. 1990 baseline

CEMEX also announced at its CEMEX Day the goals of its new 2030 roadmap. The aggressive 2030 goals include a 47% reduction2 in CO2 per ton of cementitious material and a commitment to reach 65% consumption of clean electricity by 2030. Additionally, for the first time, CEMEX has set ambitious goals for Scope 3 emissions, showing CEMEX’s commitment to decarbonize its entire value chain.

“Our products are essential for the wellbeing and development of humanity, and I am convinced that the transition to a net-zero industry is feasible,” added Mr. González. “Moreover, the journey to decarbonization can be profitable, as our customers reward those companies that are leaders in this global transition.”

Earlier this month, CEMEX became one of the first companies in the cement industry to have its 2030 decarbonization targets verified by the Science Based Targets initiative for alignment with their 1.5ºC scenario, the most ambitious scenario available to the industry.

Vertua, the CEMEX’s portfolio of sustainable and lower carbon products, is the linchpin of its contribution to decarbonizing the built environment and building a better, more sustainable, future for all. One of the most accepted lower carbon products in the industry, Vertua has seen strong adoption across CEMEX’s markets. The company expects Vertua lower carbon products to account for the majority of its cement and concrete sales by 2025.

CEMEX launched its Future in Action program in March of 2021 to build a more sustainable, circular future, with the primary objective of becoming a net-zero CO2 company. Since then, the company has achieved record-breaking CO2 reductions, and its performance to date has given the company the confidence that it can achieve a more accelerated pathway for 2030.

CEMEX committed to the following 2030 goal vs. a 2020 baseline:

•	Reduction in scope 1 emissions of 31% per ton of cementitious material.

•	Reduction in scope 2 emissions of 58% per ton of cementitious material.

•	Reduction of scope 3 emissions of 25% per ton of purchased clinker and cement.

•	Reduction of scope 3 emissions for 40% per ton of purchased fuels.

•	Reduction of 42% in absolute scope 3 emissions from the use of traded fuels.

•	Reduction of 30% of scope 3 emissions from upstream transportation and distribution per ton of materials transported.

CEMEX (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances, and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks, uncertainties, and

[2]	Vs. its 1990 baseline

assumptions that could cause actual results to differ materially from CEMEX’s expectations, including, among others, risks,

uncertainties, and assumptions discussed in CEMEX’s most recent annual report and detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to CEMEX’s expectations and projections not producing the expected benefits and/or results, including not reaching the expected targets listed in this press release. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events or otherwise. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. References in this press release to prices refer to CEMEX’s prices for CEMEX’s products.